# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nasus Pharma Ltd, CIK 0002029039
CUSIP: IL001218553
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 29 Harakevet Street, Tel Aviv, Israel (L3), 6618003
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001218710

## Reporting persons
- Balyasny Asset Management L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 1,169,910; shared voting power 0; sole dispositive power 1,169,910; shared dispositive power 0; aggregate amount beneficially owned 1,169,910 (9.99% of the class)
- BAM GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,169,910; shared voting power 0; sole dispositive power 1,169,910; shared dispositive power 0; aggregate amount beneficially owned 1,169,910 (9.99% of the class)
- Balyasny Asset Management Holdings LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 1,169,910; shared voting power 0; sole dispositive power 1,169,910; shared dispositive power 0; aggregate amount beneficially owned 1,169,910 (9.99% of the class)
- Dames GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,169,910; shared voting power 0; sole dispositive power 1,169,910; shared dispositive power 0; aggregate amount beneficially owned 1,169,910 (9.99% of the class)
- Dmitry Balyasny: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,169,910; shared voting power 0; sole dispositive power 1,169,910; shared dispositive power 0; aggregate amount beneficially owned 1,169,910 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Nasus Pharma Ltd
Address of issuer's principal executive offices: 29 Harakevet Street, Tel Aviv, Israel 6618003

## Item 2. Person Filing
Name of person filing: This statement is being filed by (1) Balyasny Asset Management L.P., a Delaware limited partnership ("BAM"), (2) BAM GP LLC, a Delaware limited liability company ("BAM GP"), (3) Balyasny Asset Management Holdings LP, a Delaware limited partnership ("BAM Holdings"), (4) Dames GP LLC, a Delaware limited liability company ("Dames"), and (5) Dmitry Balyasny, a United States citizen (collectively, the "Reporting Persons"). BAM GP is the General Partner of BAM. BAM Holdings is the Sole Member of BAM GP. Dames is the General Partner of BAM Holdings. Dmitry Balyasny is the Managing Member of Dames.
Address of principal business office or, if none, residence: The principal business address of each of BAM, BAM GP, BAM Holdings, Dames, and Mr. Balyasny is located at 444 West Lake Street, 50th Floor, Chicago, IL 60606.
Citizenship: (1) BAM is a Delaware limited partnership, (2) BAM GP is a Delaware limited liability company, (3) BAM Holdings is a Delaware limited partnership, (4) Dames is a Delaware limited liability company, and (5) Mr. Balyasny is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: By virtue of its position as the investment manager of Atlas Private Holdings (Cayman) Ltd. ("APHC"), the direct holder of the 1,169,910 shares of common stock (including 271,437 shares issuance upon exercise of warrants), par value $0.01 per share, reported herein, BAM may be deemed to exercise voting and investment power over such Shares held by APHC and thus may be deemed to beneficially own such Shares. By virtue of its position as the General Partner of BAM, BAM GP may be deemed to exercise voting and investment power over the Shares held directly by APHC and thus may be deemed to beneficially own such Shares. By virtue of its position as the Sole Member of BAM GP, BAM Holdings may be deemed to exercise voting and investment power over the Shares held directly by APHC and thus may be deemed to beneficially own such Shares. By virtue of its position as the General Partner of BAM Holdings, Dames may be deemed to exercise voting and investment power over the Shares held directly by APHC and thus may be deemed to beneficially own such Shares. By virtue of his position as the Managing Member of Dames, Mr. Balyasny may be deemed to exercise voting and investment power over the Shares held directly by APHC and thus may be deemed to beneficially own such Shares.
Percent of class: Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 9.99% of the Shares, based on 11,710,808 Shares outstanding as of March 27, 2026, as reported in the Issuer's post-effective amendment to its registration statement on form F-1 filed with the Securities and Exchange Commission on March 27, 2026. The report amount consists of 898,473 shares and 271,437 shares issuable upon the exercise of 898,473 Warrants subject to the Beneficial Ownership Limitation (as defined herein). The Warrants are subject to a blocker which prevents the holder from exercising the Warrants to the extent that, upon such exercise, the holder would beneficially own in excess of 9.99% of the Shares outstanding as a result of the exercise (the "Beneficial Ownership Limitation").
Sole power to vote or to direct the vote: Each of the Reporting Persons has the sole power to vote or to direct the vote of 1,169,910 shares.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: Each of the Reporting Persons has the sole power to vote or to direct the vote of 1,169,910 shares.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: APHC, a Cayman Islands exempted company that is an investment management client of BAM, has the right to receive dividends from, or the proceeds from the sale of, the reported securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Balyasny Asset Management L.P.: /s/ Scott Schroeder, Scott Schroeder / Authorized Signatory (05/11/2026)
- BAM GP LLC: /s/ Scott Schroeder, Scott Schroeder / Authorized Signatory (05/11/2026)
- Balyasny Asset Management Holdings LP: /s/ Scott Schroeder, Scott Schroeder / Authorized Signatory (05/11/2026)
- Dames GP LLC: /s/ Scott Schroeder, Scott Schroeder / Authorized Signatory (05/11/2026)
- Dmitry Balyasny: /s/ Dmitry Balyasny, Dmitry Balyasny / Self (05/11/2026)